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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated October 29, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                    No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-115102 and into the prospectus that forms a part of that registration statement.

INTERIM REPORT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

BUSINESS ACTIVITIES

        Swedish exports are rising at present which leads to higher demand for export credits. So far this year SEK has completed more transactions directly related to export financing than last year, while volume of new credits (see below) has been somewhat lower than in the same period in 2003. The latter is counterbalanced by the fact that the aggregate amount of outstanding offers for new credits has increased during the nine-month period of 2004, to Skr 51.8 billion (y-e: 30.7).

        The market is characterized by high liquidity and strong price competition. SEK is holding its position well in this situation. The volume of new lending is rising, related both to the private sector and infrastructure investments by Swedish municipalities. SEK's operations in Finland are also contributing positively to the development. SEK's total volume of customer-related financial transactions during the first nine months of 2004 amounted to Skr 17.1 billion (13.0), broken down as follows:

(Skr billion)	January- September, 2004	January- September, 2003
Export credits	2.9	4.7
Infrastructure credits	4.2	3.0
Other direct lending	6.3	3.4
Syndicated customer transcations	3.7	1.9

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 72.8 billion (y-e: 74.4), of which Skr 59.1 billion (y-e: 60.9) represented credits outstanding.

Borrowings

        During the nine-month period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 26.6 billion (42.0) or USD 3.6 billion (5.1).

INCOME STATEMENT

Return on Equity

        Return on equity was 20.1 percent (18.4) before taxes, and 14.5 percent (13.3) after taxes, respectively.

Results

        Operating profit was Skr 445.5 million (463.6). The decline was due to certain effects in the investment portfolio (see below) but also to increased administrative expenses. Net interest earnings have, however, increased.

        Net interest earnings totaled Skr 611.8 million (575.9). The contribution to net interest earnings from debt-financed assets was Skr 419.3 million (338.9). The increase in net interest earnings was a result of increased average volumes of debt-financed assets, which totaled Skr 137.6 billion (111.7). The increase was related to the liquidity portfolio. The average margin of debt-financed assets was 0.41 percent p.a. (0.40).

        The contribution to net interest earnings from the investment portfolio, which mainly represents the investment of SEK's equity, was Skr 192.5 million (237.0). The decrease compared with the same period in the previous year was due to a lower amount of equity as a result of the extra dividend related to the change in ownership in 2003. Furthermore, during the third quarter of 2004, some long-term, fixed-rate assets in the investment portfolio have matured and been reinvested at the present, materially lower interest rate environment, which has affected net interest earnings negatively.

        Administrative expenses amounted to Skr 166.8 million (139.5). The administrative expenses increased due to the process of strengthening and broadening the business activities. Included in administrative expenses were, i.a., Skr 11.5 million (0.0) representing the expected cost for the general incentive system, which equals the upper limit of the system for the nine-month period.

        Depreciations of non-financial assets increased to Skr 19.0 million (10.0). The increase was related to depreciations of intangible assets in the ongoing IT-project, in which SEK's current business system is being replaced.

BALANCE SHEET

Total Assets and Liquidity

        SEK's total assets at period-end increased to Skr 165.9 billion (y-e: 151.8) and the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total risk exposures, 66 percent (y-e: 65) were against banks, mortgage institutions and other financial institutions; 17 percent (y-e: 18) were against highly rated OECD states; and 6 percent (y-e: 6) were against local and regional authorities. The remaining 11 percent (y-e: 11) were against corporations and others.

        No credit losses were incurred.

Capital Adequacy

        SEK has a capital adequacy ratio well above the minimum required by law. At period-end, SEK's adjusted total capital adequacy ratio was 18.0 percent (y-e: 18.3), of which 11.3 percent (y-e: 11.1) represented adjusted Tier-1.

        The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was at period-end 16.5 percent (y-e: 16.6), of which 9.8 percent (y-e: 9.5) represented Tier-1.

Stockholm, October 29, 2004
 AB SVENSK EXPORTKREDIT
Swedish Export Credit Corporation

Peter Yngwe
President

Auditors' Review Report

        We have reviewed the interim report for the nine-month period ended September 30, 2004, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, October 29, 2004

Gunnar Abrahamson Authorized Public Accountant (Appointed by the Swedish Financial Supervisory Authority)	Per Bergman Authorized Public Accountant	Curt Öberg Authorized Public Accountant (Appointed by the Swedish National Audit Office)

SEK is wholly-owned by the Kingdom of Sweden. SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating is AA+ from Standard & Poor's and Aa1 from Moody's.

FINANCIAL HIGHLIGHTS
(Amounts (other than %) in mn)

(* 1 USD = 7.355 Skr)	September 30, 2004 USD*	September 30, 2004 Skr	September 30, 2003 Skr	December 30, 2003 Skr
Earnings
Operating profit	61	445.5	463.6	595.3
Net profit for the period	44	320.4	330.0	427.5
Pre-tax return on equity	20.1%	20.1%	18.4%	18.9%
After-tax return on equity	14.5%	14.5%	13.3%	13.6%
Lending operations
Customer-related financial transactions	2,328	17,124	12,983	23,187
of which offers for new credits accepted by borrowers	1,829	13,453	11,104	18,960
of which new syndicated customer transactions	499	3,671	1,879	4,227
Credits, outstanding and undisbursed (old format)	9,897	72,789	73,726	74,365
Credits, outstanding and undisbursed (new format)	6,331	46,568	57,245	54,221
Borrowing operations
New long-term borrowings	3,627	26,556	41,970	61,929
Outstanding senior debt	19,085	140,371	118,065	132,565
Outstanding subordinated debt	412	3,028	3,128	3,001
Total assets	22,551	165,862	140,611	151,800
Capital
Capital adequacy ratio	16.5%	16.5%	17.6%	16.6%
Adjusted capital adequacy ratio	18.0%	18.0%	19.4%	18.3%

The definitions of the Financial Highlights are included in SEK's 2003 Annual Report (Note 32).

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-September, 2004		January-September, 2003		January-December, 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	3,735.0	3,737.2	3,324.4	3,328.6	4,432.9	4,438.5
Interest expenses	-3,123.2	-3,123.3	-2,748.5	-2,748.5	-3,675.4	-3,675.5

Net interest revenues	611.8	613.9	575.9	580.1	757.5	763.0
Commissions earned	12.2	5.2	8.8	6.1	13.0	9.1
Commissions incurred	-13.2	-13.2	-9.8	-9.8	-17.1	-17.1
Remuneration from the S-system	14.5	14.5	26.5	26.5	29.7	29.7
Net results of financial transactions	5.5	5.5	6.4	6.5	11.7	11.7
Other operating income	1.1	1.0	5.9	7.1	6.4	7.6
Administrative expenses	-166.8	-165.5	-139.5	-141.6	-189.5	-191.9
Depreciations of non-financial assets	-19.0	-17.4	-10.0	-8.6	-15.5	-13.4
Other operating expenses	-0.6	-0.1	-0.6	0.1	-0.9	0.0

Operating profit	445.5	443.9	463.6	466.4	595.3	598.7
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.4
Taxes (Note 1)	-125.1	-124.3	-130.6	-130.6	-167.8	-172.5

Net profit for the period	320.4	319.6	333.0	335.8	427.5	441.6

Earnings per share, Skr (Note 5)	324		336		432

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-September, 2004	January-September, 2003	January-December, 2003
Interest revenues	292.9	338.8	443.4
Interest expenses	-262.1	-412.2	-510.9

Net interest revenues(+)/expenses(-)	30.8	-73.4	-67.5
Remuneration to SEK	-14.5	-26.5	-29.7
Foreign exchange effects	1.1	9.4	7.4
Reimbursement to(-)/from(+) the State	-17.4	90.5	89.8

Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system) Consolidated Group (Skr mn)	July-September 2004	April-June 2004	January-March 2004	July-September 2003	Apirl-June 2003	January-March 2003
Interest revenues	1,255.0	1,258.5	1,221.5	1,124.5	1,064.3	1,135.6
Interest expenses	-1,061.2	-1,039.6	-1,022.4	-941.9	-873.9	-932.7

Net interest revenues	193.8	218.9	199.1	182.6	190.4	202.9
Operating revenues	9.1	13.8	10.4	14.8	12.5	13.9
Operating expenses	-65.2	-68.5	-65.9	-57.6	-48.4	-47.6

Operating profit	137.7	164.2	143.6	139.8	154.5	169.2
Taxes	-38.7	-46.1	-40.3	-39.4	-43.5	-47.7

Net profit for the period	99.0	118.1	103.3	100.4	111.0	121.5

BALANCE SHEETS

	September 30, 2004			December 31, 2003
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	7,295.5	7,295.5	59.1	4,458.5	4,458.5	57.4
Of which current assets	(7,013.2)	(7,013.2)	(59.1)	(3,645.8)	(3,645.8)	(57.4)
Of which fixed assets	(282.3)	(282.3)	—	(812.7)	(812.7)	—
Credits to credit institutions (Note 3)	11,677.0	11,674.4	3,454.6	17,569.6	17,567.7	4,789.8
Credits to the public (Note 3)	21,207.5	21,207.5	3,738.9	23,202.4	23,202.4	3,474.1
Other interest-bearing securities	113,205.5	113,205.5	—	95,298.6	95,298.6	—
Of which current assets	(81,807.1)	(81,807.1)	—	(63,752.0)	(63,752.0)	—
Of which fixed assets	(31,398.4)	(31,398.4)	—	(31,546.6)	(31,546.6)	—
Of which credits (Note 2)	(30,755.6)	(30,755.6)	—	(31,111.6)	(31,111.6)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	212.0	97.5	—	201.7	85.7	—
Other assets	8,453.7	8,529.2	41.9	7,678.3	7,751.6	96.9
Prepaid expenses and accrued revenues	3,810.6	3,810.4	95.8	3,391.4	3,391.3	93.7

Total assets (Note 4)	165,861.8	165,933.5	7,390.3	151,800.5	151,869.3	8,511.9

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	1,259.9	1,269.9	6.8	2,545.8	2,555.8	1.2
Borrowing from the public	42.9	42.9	0.0	28.7	28.7	0.0
Senior securities issued	139,068.4	139,068.4	552.6	129,990.4	129,990.4	552.5
Other liabilities	15,214.8	15,253.5	126.0	9,979.3	10,014.7	147.5
Lending/(borrowing) between SEK and the S-system	—	—	6,545.4	—	—	7,697.0
Accrued expenses and prepaid revenues	3,581.6	3,581.6	159.5	2,908.7	2,908.3	113.7
Allocations	393.9	17.4	—	394.4	17.9	—
Subordinated securities issued	3,027.7	3,027.7	—	3,001.0	3,001.0	—

Total liabilities and allocations	162,589.2	162,261.4	7,390.3	148,848.3	148,516.8	8,511.9
Untaxed reserves	n.a.	1,344.6	—	n.a.	1,344.6	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,176.4	208.1	—	1,117.6	149.3	—

Total non-distributable capital	2,166.4	1,198.1	—	2,107.6	1,139.3	—
Profit carried forward	785.8	809.8	—	417.1	427.0	—
Net profit for the period	320.4	319.6	—	427.5	441.6	—

Total distributable capital	1,106.2	1,129.4	—	844.6	868.6	—

Total shareholders' funds	3,272.6	2,327.5	—	2,952.2	2,007.9	—

Total liabilities, allocations and shareholders' fund	165,861.8	165,933.5	7,390.3	151,800.5	151,869.3	8,511.9

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	573.2	573.2	—	108.9	108.9	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	14,601.0	14,601.0	9,282.8	14,358.3	14,358.3	10,024.6

Specification of Change in Shareholders' Funds

Consolidated Group

(Skr mn)	January-September, 2004	January-December, 2003
Opening balance of shareholders' funds	2,952.2	3,764.7
Dividend paid	—	-1,240.0
Net profit for the period	320.4	427.5

Closing balance of shareholders' funds	3,272.6	2,952.2

STATEMENTS OF CASH FLOWS, SUMMARY

	January-September, 2004		January-September, 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-7,803.7	-7,803.7	-5,086.5	-5,086.6
Net cash (used in)/provided by investing activities	-29.2	-29.2	-27.6	-27.7
Net cash (used in)/provided by financing activities	7,832.9	7,832.9	5,114.1	5,114.3
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I.    Capital requirement

	Consolidated Group						Parent Company
	September 30, 2004			December 31, 2003			September 30, 2004			December 31, 2003
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	165,862	34,067	2,725	151,800	31,682	2,534	165,934	34,142	2,731	151,869	31,752	2,540
Off-balance sheet items	19,263	3,747	300	21,171	4,172	334	19,263	3,747	300	21,171	4,172	334
Other exposures	n.a.	22	2	n.a.	0	0	n.a.	22	2	n.a.	0	0

Total	185,125	36,836	3,027	172,971	35,854	2,868	185,197	37,911	3,033	173,040	35,924	2,874
Breakdown by category:
A. Riskweight 0%	52,370	—	—	49,546	—	—	52,370	—	—	49,546	—	—
B. Riskweight 20%	98,883	19,562	1,565	96,053	19,211	1,537	98,880	19,562	1,565	96,051	19,210	1,537
C. Riskweight 50%	1,527	763	61	2,284	1,142	91	1,527	763	61	2,284	1,142	91
D. Riskweight 100%	15,012	15,012	1,201	14,203	14,203	1,136	15,087	15,087	1,207	14,274	14,274	1,142
E. Market exposures	17,333	2,499	200	10,885	1,298	104	17,333	2,499	200	10,885	1,298	104

Total	185,125	37,836	3,027	172,971	35,854	2,868	185,197	37,911	3,033	173,040	35,924	2,874

II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	9/2004	12/2003	9/2004	12/2003		9/2004	12/2003	9/2004	12/2003
Tier-1 capital	3,688	3,395	3,715	3,423	Total	16.5%	16.6%	16.5%	16.6%
Tier-2 capital	2,537	2,558	2,533	2,554	Of which:
Of which:					Tier-1 ratio	9.8%	9.5%	9.8%	9.5%
Upper Tier-2	2,083	2,103	2,080	2,100	Tier-2 ratio	6.7%	7.1%	6.7%	7.1%
Lower Tier-2	454	455	453	454	Of which:
Total	6,225	5,953	6,248	5,977	Upper Tier-2 ratio	5.5%	5.8%	5.5%	5.8%
					Lower Tier-2 ratio	1.2%	1.3%	1.2%	1.3%
Adjusted Tier-1 capital	4,288	3,995	4,315	4,023	Adjusted Total	18.0%	18.3%	18.1%	18.3%
Adjusted Total	6,825	6,553	6,848	6,577	Of which: Adj. Tier-1 ratio	11.3%	11.1%	11.4%	11.1%

IV.    Specification of off-balance sheet items (B)

							Book value on-balance sheet
Consolidated Group and Parent Company:	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative realexposures:
	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
September 30, 2004
Derivative financial contracts:
Currency related agreements	120,019	5,783	1,177	4,606	4,991	1,335	554	1,840	3,073	1,381
Interest rate related contracts	118,275	1,464	829	636	6,336	345	154	3,169	454	37
Equity related contracts	42,889	3,933	455	3,478	901	895	1	626	508	5
Commodity related contracts, etc	2,604	208	2	206	325	104	—	—	—	—

Total derivative contracts	283,787	11,389	2,463	8,926	12,553	2,679	709	5,635	4,035	1,423
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	573	573	—	573	—	—
Undisbursed credits	14,601	7,301	—	7,301	—	1,068

Total	298,961	19,263	2,463	16,800	12,533	3,747
December 31, 2003
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,681	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,747	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172

(A)
The capital base includes the profit for the nine-month period ended September 30, 2004.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	September 30, 2004		December 31, 2003		September 30, 2004		December 31, 2003		September 30, 2004		December 31, 2003
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	29.8	17	29.7	18	28.4	16	24.2	17	5.0	26	5.5	26
Municipalities	10.2	6	9.5	6	9.8	6	9.3	6	0.4	2	0.2	1
Mortgage institutions	5.8	3	5.2	3	5.8	4	5.2	4	—	—	—	—
Banks	60.6	35	58.5	36	53.7	35	50.3	36	6.9	36	8.2	39
Other credit institutions	48.5	28	41.6	26	42.4	28	35.1	25	6.1	31	6.5	31
Corporations and others	17.7	11	17.1	11	16.8	11	16.4	12	0.9	5	0.7	3

Total	172.6	100	161.6	100	153.3	100	140.5	100	19.3	100	21.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2003 have been applied unchanged with the following exception.

        As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The application of this recommendation has had no material effect on this interim report.

        Note 1.    Reported amounts of taxes for the nine-month period ended September 30 represent profits before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

        Note 2.    Represents credits granted against documentation in the form of interest-bearing securities.

        Note 3.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 47.5). The principal amount not past due on such credits was Skr 0.0 million (y-e: 433.1). All past-due credits were covered by adequate guarantees.

        Note 4.    The amount of total assets at period-end, Skr 165.9 billion, was approximately Skr 0.1 billion higher than it would have been if the currency exchange rates as of December 31, 2003, had been unchanged.

        Note 5.    Earnings per share: Net profit for the period divided by the number of shares.

References herein to "Skr" mean Swedish kronor.
The exchange rate on September 30, 2004, was Swedish kronor 7.355 to the US dollar (September 30, 2003: 7.6625; December 31, 2003: 7.275).
Amounts stated herein relate to September 30 or December 31, in the case of positions, and the nine-month period ended September 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.
References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address:	Street address:	Telephone:	Corp. Id. No.: 556084-0315
P.O. Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	www.sek.se
SE-103 27 Stockholm

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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INTERIM REPORT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
SIGNATURE